EXHIBIT 12.1

The following table displays our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

IMPAC MORTGAGE HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollar amounts in thousands)

	For the Three Months
	Ended March 31,		For the Year Ended December 31,
	2007		2006		2005		2004		2003
					(restated)		(restated)		(restated)

Net earnings (loss)	(119,802)		(77,130)		267,781		260,399		153,240

Add: Fixed charges	$330,548		$1,313,965		$1,048,662		$413,584		$209,470

Net earnings (loss) plus fixed charges	210,746		1,236,835		1,316,443		673,983		362,710

Fixed charges	$330,548		$1,313,965		$1,048,662		$413,584		$209,470

Preferred stock dividends	3,722		14,698		14,530		3,750		—	(3)

Total fixed charges and preferred stock dividends	$334,270		$1,328,663		$1,063,192		$417,334		$209,470

Ratio of earnings to fixed charges	—	(5)	—	(4)	1.26	x	1.63	x	1.73	x

Ratio of earnings to combined fixed charges and preferred dividends	—	(5)	—	(4)	1.24	x	1.61	x	1.73	x

(1) Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes plus fixed charges. Fixed charges include interest expense on debt and the portion of rental expense deemed to represent the interest factor.

(2)  Financial information for the years ended December 31, 2003 and 2002 reflect accounting restatements and reclassifications for prior periods. In addition, prior to the consolidation of IFC on July 1, 2003, the method used to calculate the ratio of earnings to fixed charges and preferred stock dividends reflected the consolidated net earnings of IMH less net earnings of IFC plus dividend distributions from IFC to IMH.

(3)  No preferred stock dividends were paid during this period as IMH did not have any preferred stock outstanding.

(4)  Earnings were insufficient to cover fixed charges. The amount of the deficiency for the year-ended December 31, 2006 was $77.1 million.

(5)  Earnings were insufficient to cover fixed charges. The amount of the deficiency for the quarter ended March 31, 2007 was $119.8 million.